SEC FILE NUMBER: 001-40733

CUSIP NUMBER: 50202P105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LI-CYCLE HOLDINGS CORP.

Full Name of Registrant

Former Name if Applicable

207 Queens Quay West, Suite 590

Address of Principal Executive Office (Street and Number)

Toronto, ON M5J 1A7

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Li-Cycle Holdings Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).

Following the pause in construction on its Rochester Hub project due to escalating costs, the commencement of a comprehensive review of the go-forward strategy for the project and the implementation of a cash preservation plan, on November 13, 2023, the Company announced that it had engaged Moelis & Company LLC (“Moelis”) as its financial advisor to assist in evaluating financing and strategic alternatives for the Company. The Company and Moelis continue to advance the process of identifying and negotiating a financing or other transaction that would, if completed, enable the Company to increase its liquidity.

Progressing the financing and strategic process with Moelis and any third parties requires considerable time and resources from the Company’s limited management and other personnel preparing the 2023 Form 10-K. At the same time, the Company has recently transitioned from reporting under International Financial Reporting Standards (“IFRS”) to reporting under U.S. generally accepted accounting principles (“U.S. GAAP”), including making assessments as to any impairment on the carrying value of its assets. In addition, management must assess whether there are conditions which cast a substantial doubt upon the Company’s ability to continue as a going concern for the twelve-month period after the date of the filing of the 2023 Form 10-K. The announcement or execution of a financing or other transaction could impact the Company’s assessment regarding these issues, its financial position and liquidity position, as well as other financial information and disclosures in its 2023 Form 10-K. For the reasons discussed above, the Company will be unable to file its 2023 Form 10-K in a timely manner without unreasonable effort and expense.

The Company currently anticipates filing its 2023 Form 10-K on or before March 15, 2024, as proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

There can be no assurance that any financing or other transaction will occur or, if any such financing or other transaction occurs, that it will ultimately be consummated, or that the Company’s efforts to strengthen its liquidity and financial position will be achieved.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Debbie Simpson, CFO	437	900-7849
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial information prepared in accordance with U.S. GAAP, the Company expects to report revenues between $17.5 million and $18.5 million, a net loss between $138.5 million and $136.5 million, and cash and cash equivalents of approximately $76.1 million, respectively, for the fiscal year ended December 31, 2023, compared to revenues of approximately $16.5 million, a net loss of approximately $70.8 million and cash and cash equivalents of approximately $517.9 million for the fiscal year ended December 31, 2022. This preliminary financial information is based on the assumption that no impairment arises; however, at the time of this filing, this analysis remains ongoing.

The information above is preliminary and subject to change and does not present all information necessary for an understanding of the Company’s results of operations for these periods. The Company’s actual results may differ from the preliminary estimates above and are subject to the completion of the Company’s final closing procedures and audit of the Company’s financial statements for the year ended December 31, 2023 by its independent registered public accounting firm.

As stated above, the Company has recently transitioned from reporting under IFRS to reporting under U.S. GAAP, including making assessments as to any impairment on the carrying value of its assets. In addition, management must assess whether there are conditions which cast a substantial doubt upon the Company’s ability to continue as a going concern for the twelve-month period after the date of the filing of the 2023 Form 10-K. At the time of this filing, the Company continues to assess whether there may be an impairment on the carrying value of its assets, and management expects to disclose in the 2023 Form 10-K that there are conditions which cast a substantial doubt upon the Company’s ability to continue as a going concern for the relevant period.

Disclosure Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “anticipate”, “expect”, “preliminary” or “potential”, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding any potential financing or other transaction, the Company’s strategic process, the Company’s expectations regarding its financial information for the year ended December 31, 2023, including regarding impairment on the carrying value of its assets and as to whether there are conditions which cast a substantial doubt upon the Company’s ability to continue as a going concern, and the Company’s expectations as to the timing of the filing of the 2023 Form 10-K, which reflect the Company’s expectations based upon currently available information and data. These statements are based on various assumptions, whether or not identified in this Form 12b-25, made by the Company’s management, including but not limited to assumptions regarding the timing, scope and cost of the Company’s future transactions; the Company’s ability to obtain financing on acceptable terms or execute any strategic transactions; attention from the Company’s limited management and other personnel from day-to-day responsibilities as a result of strategic transactions that may divert their attention; the Company’s ability to retain key employees necessary to maintain ongoing operations as a result of the recent reduction in workforce and the completion of the Company’s final closing procedures and audit of the Company’s financial statements for the year ended December 31, 2023. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The Company assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Form 12b-25.

Li-Cycle Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 29, 2024	By	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).